Valassis Communications, Inc.

19975 Victor Parkway

Livonia, Michigan 48152

November 19, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathleen Krebs

RE:	Valassis Communications, Inc.

Definitive Schedule 14A

Filed April 9, 2007

File No. 001-10991

Dear Ms. Krebs:

Set forth below are the responses of Valassis Communications, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated August 21, 2007 (the “Comment Letter”), relating to the above-referenced definitive proxy statement. For your convenience, the text of the comments from the Comment Letter are set out below in bold, followed by the responses.

Definitive Proxy Statement on Schedule 14A

Our Corporate Governance Principles, page 5

1.	Briefly indicate what categories of individuals or entities are the “related persons” covered by your policy on related person transactions.

In the future, the Company will expand its disclosure to include that the Company’s Policy on Related Person Transactions applies to all direct or indirect “related person transactions.” The Policy defines “related person transaction” as:

(i) a transaction between the Company and any person who is an executive officer or director of the Company;

(ii) a transaction between the Company and any security holder who is known by the Company to own of record or beneficially more than five percent of any class of the Company’s voting securities (each, a “5% holder”);

(iii) a transaction between the Company and any “immediate family member” (as such term is defined in Regulation S-K, Item 404, as then in effect) of an executive officer, director or 5% holder of the Company; or

Ms. Kathleen Krebs

Securities and Exchange Commission

November 19, 2007

(iv) any other transaction involving the Company that would be required to be disclosed pursuant to Regulation S-K, Item 404, as then in effect.

For purposes of the policy, “related person transactions” with the Company is defined as including transactions with any subsidiary or affiliate of the Company.

Independent Director Compensation, page 8

2.	For each director, disclose by footnote to the stock awards column of the director compensation table the grant date fair value of each stock award computed in accordance with FAS 123R. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

The Company will revise the stock awards column of the director compensation table in future filings to include a footnote which discloses the grant date fair value of each stock award computed in accordance with FAS 123R. A copy of the revised director compensation table including this information for the Company’s 2007 Definitive Proxy Statement on Schedule 14A is attached hereto as Exhibit A.

Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

3.	Your compensation discussion and analysis should provide an expanded analysis of the elements and levels of compensation paid to the named executive officers. In this regard, we note that, rather than providing expanded quantitative and qualitative disclosure that addresses how you arrived at and why you paid each particular level and form of compensation for the last fiscal year, your disclosure tends to refer to the fact that compensation levels are primarily based on the terms of each named executive’s employment agreement. Yet you do not explain in sufficient detail here, or later in the disclosure you provide pursuant to Item 402(e) of Regulation S-K, how the payouts specified by the employment agreements were determined or negotiated. Refer, for example, to disclosure on page 12 and corresponding disclosure in the last paragraph on page 18 relating to the awarding of performance-based options. Discuss the specific factors considered by the committee in setting the compensation levels set forth in the employment agreements. Also discuss the factors the committee considered in ultimately approving particular pieces of each named executive officer’s compensation package, and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

The Compensation/Stock Option Committee, working with management, has instituted a compensation structure which is designed to ensure that a high proportion of

Ms. Kathleen Krebs

Securities and Exchange Commission

November 19, 2007

compensation is tied in some manner to both short-term and long-term corporate performance. Accordingly, the Company’s compensation structure includes both cash-based and equity-based compensation.

Each of the Company’s named executive officers is employed pursuant to a multi-year employment agreement, the purpose of which is to retain the services of the executive for an extended period and to protect the Company by establishing non-competition and non-solicitation obligations for former executives. The Company places great value on the long-term commitment that its named executive officers have made to it. The named executive officers have an average of 27 years of experience with the Company and this collective experience that the named executive officers have in the promotion marketing industry (and with the Company in particular) is reflected in the level of compensation paid to each of the named executive officers. While each named executive officer’s employment agreement has been in place for more than fifteen years, the Compensation/Stock Option Committee annually assesses whether any executive should receive an increase in annual base salary as contemplated by the terms of his employment agreement, whether any employment agreement is up for renewal or whether any amendments to the employment agreements are desirable.

When it determined the compensation levels in the employment agreements, the Compensation/Stock Option Committee evaluated each named executive officer’s individual contributions to the Company, overall business results and historical practices of the Company. Additionally, from time to time, management has reviewed levels of compensation paid to officers at comparable companies with similar responsibilities in order to make appropriate recommendations to the Compensation/Stock Option Committee for approval. The Company historically has paid higher compensation when goals are exceeded and reduced compensation when goals are not met, taking into consideration each executive’s individual ability to influence results when ultimately approving particular elements of each named executive officer’s compensation package. The Company’s commitment to ensuring that it is led by the right executives at the right time is a high priority, and the Company makes its compensation decisions accordingly.

In future filings, the Company will include the information contained in Exhibit B attached hereto, which describes the various amendments entered into with respect to the named executive officers’ employment agreements and the Compensation/Stock Option Committee’s rationales for approving such changes.

4.	We note that Mr. Schultz’s salary and his January 1, 2006 equity award reflect significant disparities among the officers’ compensation. Please discuss how and why the compensation of your highest-paid named executive officers differs significantly from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than those relating to the other officers, please discuss this on an individualized basis. Refer to Section II.B.1 of Securities Act Release No. 8732A.

Ms. Kathleen Krebs

Securities and Exchange Commission

November 19, 2007

In the future, the Company will expand its disclosure to provide that, as the most senior officer with the greatest overall responsibility, the Company’s Chief Executive Officer has historically received the highest level of compensation at the Company, including salary, bonus opportunities and equity-based compensation. He is followed by the Chief Financial Officer and General Counsel by reason of their respective duties and responsibilities and then by other Executive Vice Presidents. This internal pay relationship among the Company’s named executive officers was established at the time the Company completed its initial public offering in 1992. The Compensation/Stock Option Committee has never taken a formulaic approach to this relationship, but, as a general principle, has strived to maintain these compensation relativities among the named executive officers. In September 1998, when Mr. Schultz was promoted to Chief Executive Officer of the Company from Chief Operating Officer, his employment agreement was revised to reflect his increased responsibilities and to mirror certain components of the former Chief Executive Officer’s employment contract. Since such time, the Company has not had a Chief Operating Officer position and this explains certain disparities between Mr. Schultz’s salary and equity awards and the next highest paid named executive officer’s salary and equity awards. The Committee believes that Mr. Schultz’s compensation level reflects the Compensation/Stock Option Committee’s confidence in Mr. Schultz, Mr. Schultz’s performance throughout his tenure as Chief Executive Officer (and effectively, as Chief Operating Officer as well) and the Company’s desire to retain Mr. Schultz’s outstanding talents at the head of the Company.

5.	On page 10, you state that, in establishing the various elements of named executive officer compensation, the compensation/stock option committee “tries to recognize individual contributions” and that “[c]ompensation levels are also determined based upon the executive’s responsibilities, the efficiency and effectiveness with which he or she marshals resources and oversees the matters under his or her supervision, the degree to which he or she has contributed to the accomplishments of major tasks that advance [y]our goals” etc. Throughout your compensation discussion and analysis, analyze how the committee’s consideration of these individual performance, subjective and other mentioned factors resulted in named executive officer compensation for the last fiscal year. See Item 402(b)(2)(vii) of Regulation
S-K.

In the future, the Company will expand its disclosure to clarify that, as mentioned above, each of the named executive officers are subject to multi-year employment agreements. Each year the Compensation/Stock Option Committee reviews the performance of each named executive officer and determines whether the executives should receive increases in annual base salary as contemplated by the terms of their respective employment agreements, whether any of the employment agreements are up for renewal or whether any amendments to the employment agreements are desirable. During this review process, the Compensation/Stock Option Committee considers the appropriate amounts for each component of compensation and the compensation design appropriate for the individual executive’s position and title. In its analysis, the Compensation/Stock Option

Ms. Kathleen Krebs

Securities and Exchange Commission

November 19, 2007

Committee considers each executive’s credentials, performance at the Company, the compensation history of the executive, informal input on market and peer company practices, data on the compensation of individuals in comparable positions at the Company and the total projected value of the compensation package to the executive.

Compensation-Setting Process, page 10

6.	We note your disclosure regarding your compensation consultant’s work. To the extent that you use benchmarking information to determine the named executive officers’ compensation, please identify the benchmarked companies. See Item 402(b)(2)(xiv) of Regulation S-K. Also discuss how the compensation committee used the benchmarking information to determine the levels and amounts of named executive officer compensation.

In the future, the Company will expand its disclosure to specify if, and to what extent, any benchmarking was used that year to determine the named executive officers’ compensation. For the year ended December 31, 2006, the Compensation/Stock Option Committee did not engage in any benchmarking to determine the named executive officers’ compensation. However, from time to time, management has reviewed levels of compensation paid to officers at comparable companies with similar responsibilities in order to make appropriate recommendations to the Compensation/Stock Option Committee.

7.	Describe how the compensation committee considered the compensation consultant’s findings and recommendations in determining named executive officer compensation.

In the future, the Company will expand its disclosure to explain that, as a result of the Company’s then-pending merger with ADVO, Inc. (“ADVO”), Towers Perrin Human Resources Services was initially retained to evaluate the compensation awarded to certain Company and ADVO executives and employees other than the named executive officers. However, the Compensation/Stock Option Committee intends to engage a compensation consultant to assist it in negotiating the terms of the Company’s named executive officers’ contracts when they come up for renewal.

Compensation Elements, page 11

8.

You state the types of company performance measures the committee established for determining incentive compensation. Please also disclose the performance target and threshold levels that must be reached for payment to the executives. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe disclosure of the targets is not required because it would result in competitive harm such that the targets may be omitted under Instruction 4 to Item 402(b) of Regulation S-K, provide us in your response letter with a detailed analysis as to why such information should be afforded confidential treatment. Then, in your filing, to the extent that you have a

Ms. Kathleen Krebs

Securities and Exchange Commission

November 19, 2007

sufficient basis to keep the information confidential, explain how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Item 402(b) of Regulation S-K. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

The Company disclosed in its 2007 Definitive Proxy Statement on Schedule 14A that the Compensation/Stock Option Committee set the semi-annual earnings per share targets at the mid-point of the range of the earnings per share guidance disclosed to the public and that bonuses are not payable unless actual earnings per share exceeds 70% of the earnings per share target for the period. In the Company’s earnings release furnished to the Commission under cover of a Form 8-K on October 20, 2005, the Company disclosed that it projected 2006 earnings per share to be between $1.95 and $2.15 after the expensing of stock options. The semi-annual targets for the Company’s fiscal year ended December 31, 2006 were $0.99 and $1.06. The Company will clarify this disclosure in future filings to the extent applicable.

9.	We note your disclosure on page 11 as to when the compensation committee establishes performance targets for the fiscal year. Given the timing of your establishment of performance goals, disclose the criteria and targets for the current fiscal year. See Instruction 2 to Item 402(b)(2) of Regulation S-K and Section II.B.1 of Securities Act Release 8732A.

Consistent with the Company’s historical practice, the performance targets for the current fiscal year (the “2007 Performance Targets”) were determined by the Compensation/Stock Option Committee in December 2006. On August 30, 2006, the Company sued ADVO to rescind the merger agreement between the companies based on fraud, breach of contract and material adverse changes. While the parties ultimately settled the litigation and the Company completed the acquisition of ADVO (for a reduced purchase price), at the time the Compensation/Stock Option Committee determined the 2007 Performance Targets, it was unclear whether ADVO would ultimately be acquired by the Company. Accordingly, the 2007 Performance Targets were established based on the expected 2007 performance of the Company as a stand-alone company prior to the ADVO acquisition. For purposes of this response, “Valassis” shall not include ADVO.

As a result, the Company believes that disclosure of the 2007 Performance Targets would result in competitive harm to the Company and therefore public disclosure is not required. Pursuant to Instruction 4 to Item 402(b) of Regulation S-K and the Staff’s response to Question 3.04 of the Compliance and Disclosure Interpretations of the Staff relating to Item 402 of Regulation S-K (last updated August 8, 2007), the standard to use when determining whether disclosure would cause competitive harm for a registrant is

Ms. Kathleen Krebs

Securities and Exchange Commission

November 19, 2007

the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 and the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder.

The 2007 Performance Targets are of financial nature and meet the standards for confidentiality elaborated by the courts under the Freedom of Information Act, 5 U.S.C.A. §552(b)(4). Under the Freedom of Information Act, federal courts have interpreted commercial or financial information to be “confidential” when public disclosure of such information would create the likelihood of substantial harm to the company’s competitive position by providing detailed cost, financial, investment, and marketing information to competitors and future collaborators, partners, suppliers and licensees of the company. See National Parks and Conservation Association v. Kleppe, 547 F.2d 673, 677-678 (D.C. Cir. 1976) and National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). The person claiming an exemption need not show any actual adverse effect on its competitive position, but need only demonstrate that there is actual competition and that substantial competitive injury would likely result from disclosure. Gulf & Western Indus. Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979) and Professional Review Organization of Florida Inc. v. United States Dept. of Health and Human Services, 607 F. Supp. 423, 425-26 (D.D.C. 1985).

The Company believes that disclosure of the 2007 Performance Targets would cause it substantial competitive harm. Because the performance targets were set prior to any certainty that the acquisition of ADVO would occur and were therefore based solely on the expected performance of Valassis (pre-acquisition), disclosure of such targets would provide the public with earnings guidance for only a part of the overall Company. Disclosure of information that reveals earnings guidance for only a part of the Company would be damaging because it provides competitors (including News America Marketing FSI, LLC) and potential competitors with information to which they otherwise would not have access. These competitors could use this insight to gain an unfair advantage in their efforts to provide products and services, and to develop pricing strategies, to compete with the Company. Providing the Company’s competitors with information that reveals, or from which competitors may deduce, the Company’s corporate strategies, pricing plans and internal assumptions about its business and prospects would be highly damaging to the Company because it would allow those competitors to understand the Company’s strategies, anticipate those strategies, and ultimately better counter the Company’s efforts to commercialize products and services. Furthermore, information that allows competitors and potential competitors to estimate the Company’s revenues, margins, and profits on products and services provides unfair assistance to those competitors in certain aspects of their business planning, such as the level of resources to devote to competitive products and services or the marketing and pricing strategies to use

Ms. Kathleen Krebs

Securities and Exchange Commission

November 19, 2007

in maximizing penetration of the markets in which the Company operates. Because the Company does not have access to similar information about its competitors, particularly News America Marketing FSI, LLC, a subsidiary of publicly-held News Corporation, disclosure of this information would place the Company at a competitive disadvantage and would have an adverse impact on its revenues and margins.

While the Company has previously provided earnings per share guidance, it has never publicly provided earnings per share guidance for only a part of the Company. Additionally, since consummation of its acquisition of ADVO in March 2007, the Company has not provided any earnings per share guidance whatsoever. While the Company has provided earnings guidance based on company-wide adjusted EBITDA, public disclosure of the targets for the current fiscal year would provide the public with confidential information.

The disclosure of this information may provide the Company’s competitors, and at no cost to such competitors, information concerning the Company’s pricing relating to its products. To provide a competitor with this confidential information would serve to unfairly aid the competitor in designing and implementing its own competitive pricing strategy and would only serve to upset, to the great harm of the Company, the Company’s negotiation with current and future customers.

Finally, the Company believes that disclosure of the 2007 Performance Targets is not necessary for the protection of investors because the Company does not believe that the 2007 Performance Targets, which represent earnings per share projections for only a portion of the combined Company, are material to an investor’s understanding of the Company as a whole. Because the 2007 Performance Targets are not material to investors and disclosure would cause substantial competitive harm to the Company, the Company does not believe that public disclosure is required.

In future filings, the Company will expand its disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K to explain how likely it would be for the Company to achieve the undisclosed performance targets. Over the past five years (which included ten semi-annual bonus periods), the Company has achieved performance in excess of the threshold level ten times and has achieved the maximum performance level seven times. Although the maximum performance level was achieved 70% of the time during the past five years, on three of the seven occasions the executives voluntarily reduced the bonus amounts they were entitled to receive and only received 40% of each semi-annual bonus opportunity (as opposed to 50%). The payout percentage over the past five years has been on average 77% of the participant’s target award opportunity. Generally, the Compensation/Stock Option Committee sets the minimum, target and maximum levels such that the relative difficulty of achieving the target level is consistent from year to year.

10.	Discuss whether discretion has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant

Ms. Kathleen Krebs

Securities and Exchange Commission

November 19, 2007

performance goal(s) or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

In future filings, the Company will clarify its disclosure to provide that the Company has not awarded compensation absent attainment of the relevant performance goal(s). However, as disclosed in the Company’s 2007 Definitive Proxy Statement on Schedule 14A, the Compensation/Stock Option Committee agreed with the named executive officers to reduce the size of their respective bonus opportunities. Although each named executive officer was entitled to an incentive bonus of up to 100% of base salary if certain performance goals were met, the Compensation/Stock Option Committee and the named executive officers considered the expected decline in earnings per share for 2006 as compared to 2005 and, as a result, decided to limit for 2006 the annual amount of the bonus opportunity that each named executive officer could earn to 80% (or 40% with respect to each semi-annual bonus opportunity) of the executive’s annual base salary even in the event that the performance targets were obtained.

Change of Control, page 13

11.	We note the various arrangements you have with the named executive officers and various scenarios described in the section starting on page 24 discussing termination payment arrangements. In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

The termination arrangements with the Company’s named executive officers are contained in each of their respective employment agreements. When these arrangements were entered into, the Compensation/Stock Option Committee evaluated the Company’s overall compensation structure, the terms of the individual employment agreements and Company’s need to provide competitive compensation arrangements in order to attract, retain and motivate key executives. The termination arrangements fit into the Company’s overall compensation objectives and reflects the Company’s historical pattern of providing the Chief Executive Officer with the highest level of compensation, followed by the Company’s Chief Financial Officer and General Counsel, and then Vice President of U.S. Sales and Vice President of Manufacturing and Client Services.

For example, the Company places significant importance on protecting the Company’s interests by including meaningful non-compete provisions in the executive employment agreements. As a general principle, the more the Company believes that the industry values the executive, the more essential the non-compete is to the Company. Accordingly, Mr. Schultz’s employment agreement contains a mandatory seven-year non-compete provision following termination. Mr. Recchia’s and Mr. Hoffman’s

Ms. Kathleen Krebs

Securities and Exchange Commission

November 19, 2007

employment agreements each contain a mandatory two-year non-compete restriction. The mandatory non-compete provisions for Messrs. Hoffman and Recchia are coupled with a mandatory obligation by such executive to provide advisory and consulting services during such respective periods. In the case of Mr. Herpich and Mr. Hogg, each of their employment agreements provide that the non-competition provision may continue for up to two years following the termination of such executive’s employment, at the Company’s option, provided that the Company pays such executive his then-existing annual base salary during the extended period.

In the future, the Company will expand its disclosure to provide the foregoing explanation.

Potential Payments and Benefits upon Termination, page 24

12.	In each named executive officer’s table, please consider including a row that shows total compensation following each kind of termination event.

The Company will revise each named executive officer’s table in future filings to include a row that shows total compensation following each kind of termination event.

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (734) 591-7386.

Sincerely,

/s/ Barry P. Hoffman
Barry P. Hoffman

EXHIBIT A

INDEPENDENT DIRECTOR COMPENSATION

The table below summarizes the compensation paid by us to non-employee directors for the fiscal year ended December 31, 2006.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
Patrick F. Brennan	55,885	24,001	126,238	206,124
Kenneth V. Darish	52,783	24,001	126,238	203,022
Dr. Walter H. Ku, PhD	52,166	24,001	126,238	202,405
Marcella A. Sampson	52,783	24,001	126,238	203,022
Ambassador Faith Whittlesey	53,918	24,001	126,238	204,157
Joseph B. Anderson, Jr.	22,353	12,006	8,500	42,859
Seth Goldstein(3)	13,055	11,995	131,888	156,938

(1)

This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of restricted stock granted in 2006 as well as prior fiscal years, in accordance with SFAS 123R. The stock awards reflected in this column (in the form of dollar amounts) were granted on one or more of the following dates: January 10, 2006, April 10, 2006, July 10, 2006 and October 10, 2006 and had grant date fair values in accordance with SFAS 123R of $29.60, $29.78, $18.60 and $17.80, respectively. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information, refer to Note 8 of our financial statements in our Annual Report on Form 10-K/A for the year ended December 31, 2006, as filed with the SEC. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be realized by the directors.

(2)

This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of stock options granted in 2006 as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The stock options reflected in this column (in the form of dollar amounts) were granted on one or more of the following dates: April 1, 2005, October 1, 2005, April 1, 2006 and October 1, 2006 and had grant date fair values estimated using the Black-Scholes option-pricing method in accordance with SFAS 123R of $12.95, $15.76, $11.32 and $6.80, respectively. For additional information on the valuation assumptions with respect to the 2006 grants, refer to Note 8 of our financial statements in our Annual Report on Form 10-K/A for the year ended December 31, 2006, as filed with the SEC. These amounts reflect the company’s accounting expense for these awards, and do not correspond to the actual value that will be realized by the directors. The following directors have outstanding options as of December 31, 2006: Mr. Anderson (5,000), Mr. Brennan (44,000), Mr. Darish (39,000), Dr. Ku (30,000), Ms. Sampson (44,000) and Ambassador Whittlesey (66,000).

(3)	Mr. Goldstein served as our director from March 1999 until May 2006.

EXHIBIT B(1)

Year Employment Agreement/Amendment Adopted

Named Executive Officer	1992		1994	1995		1996	1997	1998		2000		2001		2002
Alan F. Schultz	✓	(2)		✓	(4)			✓	(8)			✓	(12)	✓	(13)
Robert L. Recchia	✓	(2)				✓ (5)		✓	(9)	✓	(10)	✓	(12)	✓	(13)
Barry P. Hoffman	✓	(2)		✓	(5)			✓	(9)	✓	(10)	✓	(12)	✓	(13)
Richard Herpich			✓ (3)	✓	(6)		✓ (7)	✓	(9)	✓	(11)			✓	(14)
William F. Hogg, Jr.*														✓	(15)

*	Mr. Hogg did not become a named executive officer until 2003. For purposes of this table, information is provided with respect to Mr. Hogg since 2001.

(1)	This table does not reflect any employment agreement amendment that only extended the length of the executive’s employment or provided for an increase in annual base salary.

(2)	Represents the executive’s original employment agreement which was negotiated with the Company’s then majority shareholder in connection with the Company’s initial public offering in 1992. The employment agreement provides for an annual base salary, an annual bonus based on cash flow, a grant of time-vested stock options and other customary terms and conditions.

(3)	Represents the executive’s original employment agreement which was negotiated subsequent to the Company’s initial public offering. The employment agreement provides for an annual base salary, a discretionary bonus and other customary terms and conditions. The original employment agreement was subsequently amended in 1994. The 1994 amendment (i) provides for Mr. Herpich’s promotion to Vice President, Midwest Sales Division, (ii) revises the bonus structure and provides for an annual bonus of which 50% is an automatic cash bonus and 50% is paid if recommended and approved by the Chief Executive Officer, and (iii) provides for certain other customary benefits given to other similarly situated Company executives.

(4)	The amendment to the employment agreement provides for annual time-vested, restricted stock awards, revises the executive’s bonus structure and provides for semi-annual cash bonuses based upon targets set by the Board of Directors or the Compensation/Stock Option Committee. The bonus structure was amended to reflect the Company’s belief that a target based upon earnings per share emphasizes the Company’s commitment to reach and maintain a competitive rate of return on equity and achieve long-term growth in earnings—critical factors for assuring creation of value for its stockholders. Additionally, the Company believes that, by providing for bonuses twice a year instead of annually, a greater sense of urgency will motivate executive officers to meet targets.

(5)	The amendment to the employment agreement (i) revises the executive’s bonus structure and provides for semi-annual cash bonuses based upon targets set by the Board of Directors or the Compensation/Stock Option Committee, and (ii) includes a two-year post-termination non-competition and non-solicitation restrictive covenant, provided that it is in the Company’s sole discretion whether to enforce the provisions for either one or both years. The bonus structure was amended to reflect the Company’s belief that a target based upon earnings per share emphasizes the Company’s commitment to reach and maintain a competitive rate of return on equity and achieve long-term growth in earnings—critical factors for assuring creation of value for its stockholders. Additionally, the Company believes that, by providing for bonuses twice a year instead of annually, a greater sense of urgency will motivate executive officers to meet targets. The non-compete covenant was included to further protect the Company against the voluntary departure, and any competition during the specified period following such departure, by the executive.

(6)	The amendment expands Mr. Herpich’s role to National Sales Manager. The amendment also revises the executive’s bonus structure and provides for semi-annual cash bonuses based upon targets set by the Board of Directors or the Compensation/Stock Option Committee. The bonus structure was amended to reflect the Company’s belief that a target based upon earnings per share emphasizes the Company’s commitment to reach and maintain a competitive rate of return on equity and achieve long-term growth in earnings—critical factors for assuring creation of value for its stockholders. Additionally, the Company believes that, by providing for bonuses twice a year instead of annually, a greater sense of urgency will motivate executive officers to meet targets.

(7)	The amendment revises the executive’s bonus structure and provides for (i) a semi-annual cash bonus of up to 33.32% of his Annual Base Salary (as defined in the employment contract) in accordance with performance targets set by the Board of Directors or the Compensation/Stock Option Committee and (ii) eligibility for bonus compensation in addition to the semi-annual cash bonus of up to 65% of the Annual Base Salary in accordance with targets set annually by the Executive Vice President and Chief Operating Officer. The Compensation/Stock Option committee determined that these performance targets would better incentivize Mr. Herpich given the nature of his sales position.

(8)	The amendment reflects Mr. Schultz’s new title of President and Chief Executive Officer and provides that his services shall be performed at the location where he is currently employed or at any future headquarters that is no more than 25 miles from such location unless he agrees otherwise. The amendment further provides that the executive is eligible to receive an additional 7,500 shares of restricted stock under the Executive Restricted Stock Award Plan each year commencing in 1999 if the Compensation/Stock Option Committee determines that 80% of the performance targets have been met and an additional 7,500 shares of restricted stock under the Executive Restricted Stock Award Plan if 115% of the performance targets have been met; each tranche of restricted stock to vest over a specified period. Finally, the amendment provides that the executive’s non-competition and non-solicitation covenants extend for seven years after the later of the expiration date of his employment period or severance period, as the case may be, so long as the Company pays such executive his annual base salary during each of the first three years of such seven-year period and an amount equal to one-half of such annual base salary during each of the last four years of such period. The non-compete covenant was included to further protect the Company against the voluntary departure, and any competition during the specified period following such departure, by the executive and the grants of restricted stock reflect the Company’s belief that grants of restricted stock further a sense of stock ownership and give the Company a significant advantage in retaining and motivating key executives.

(9)	The amendment provides that the executive is entitled to receive 1,500 shares of restricted stock for each year during the term of his respective employment agreement pursuant to the Company’s Executive Restricted Stock Award Plan and that he is eligible to receive an additional 1,500 shares of restricted stock under the Executive Restricted Stock Award Plan each year commencing in 1999 if the Compensation/Stock Option Committee determines that 80% of the performance targets have been met and an additional 1,500 shares of restricted stock under the Executive Restricted Stock Award Plan if 115% of the performance targets have been met; each tranche of restricted stock to vest over a specified period. The grants of restricted stock reflect the Company’s belief that grants of restricted stock further a sense of stock ownership and give the Company a significant advantage in retaining and motivating key executives.

(10)	The amendment provides that the non-competition and non-solicitation covenants must continue for up to two years following the termination of the executive’s respective employment with the Company, provided that during the extended period the executive furnishes advisory and consulting services to the Company and the Company pays such executive, as applicable, his annual base salary. The mandatory (as opposed to discretionary) non-compete covenant was included to further protect the Company against the voluntary departure, and any competition during the specified period following such departure, by the executive.

(11)	The amendment reflects Mr. Herpich’s new title of Executive Vice President of Manufacturer Services.

(12)	This amendment clarifies certain terms regarding the executive’s non-compete and non-solicitation restrictive covenant.

(13)	The amendment provides that the executive’s services shall be performed at the Company’s headquarters which shall not be more than 25 miles from where the executive is currently employed unless otherwise agreed to by such executive. The amendment further provides that such executive is entitled to receive performance-based, non-qualified stock options to purchase a fixed number of shares of the Company’s common stock pursuant to its 2002 Long-Term Incentive Plan (or such other plan applicable to the executive in effect from time to time); such options to be granted in eight semi-annual installments and subject to certain vesting requirements. The grant of the options reflects the Company’s a ongoing retention and incentive strategy and reflects the Compensation/Stock Option Committee’s view of the value of performance-based stock options as a compensation element to further align the named executive officers with the interests of the stockholders. Finally, the amendment (i) entitles the executive to a gross-up payment in the event such executive is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986 or any successor provision, (ii) provides the executive with executive financial planning, tax and estate preparation benefits, and (iii) changes the governing law of the employment agreement to Michigan.

(14)	The executive’s employment agreement was amended twice in 2002. The first amendment provides that the executive is entitled to a semi-annual bonus of up to 50% of his annual salary if the Company achieves certain performance targets set by the Board of Directors and the Compensation/Stock Option Committee and an annual bonus of up to 50% of his annual salary in accordance with certain sales targets set annually by the Chief Executive Officer of the Company. The second amendment provides that such executive is entitled to receive performance-based, non-qualified stock options to purchase a fixed number of shares of the Company’s common stock pursuant to its 2002 Long-Term Incentive Plan (or such other plan applicable to the executive in effect from time to time); such options to be granted in seven semi-annual installments and subject to certain vesting requirements. The grant of the options reflects the Company’s a ongoing retention and incentive strategy and reflects the Compensation/Stock Option Committee’s view of the value of performance-based stock options as a compensation element to further align the named executive officers with the interests of the stockholders. The amendment also (i) entitles the executive to a gross-up payment in the event such executive is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986 or any successor provision, (ii) provides the executive with executive financial planning, tax and estate preparation benefits, (iii) changes the governing law of the employment agreement to Michigan and (iv) provides that the rights under the amendment should not be exclusive.

(15)	The amendment reflects Mr. Hogg’s new title of Executive Vice President, Manufacturing. The amendment also provides that such executive is entitled to receive performance-based, non-qualified stock options to purchase a fixed number of shares of the Company’s common stock pursuant to its 2002 Long-Term Incentive Plan (or such other plan applicable to the executive in effect from time to time); such options to be granted in eight semi-annual installments and subject to certain vesting requirements. The grant of the options reflects the Company’s a ongoing retention and incentive strategy and reflects the Compensation/Stock Option Committee’s view of the value of performance-based stock options as a compensation element to further align the named executive officers with the interests of the stockholders. Finally, the amendment (i) entitles the executive to a gross-up payment in the event such executive is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986 or any successor provision, (ii) provides the executive with executive financial planning, tax and estate preparation benefits, and (iii) changes the governing law of the employment agreement to Michigan.